300 North LaSalle
Chicago, Illinois  60654

Sarah B. Gabriel To Call Writer Directly: (312) 862-2227 sarah.gabriel@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 23, 2012

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:                    Amanda Ravitz

Louis Rambo

Re:	KEMET Corporation
Registration Statement on Form S-4
Filed June 26, 2012
File No. 333-182344

Ladies and Gentlemen:

On behalf of KEMET Corporation, a Delaware corporation (the “Company”), we are writing to respond to the comment raised in the letter to the Company, dated July 19, 2012, from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Registration Statement on Form S-4 (File No. 333-182344). The Company’s response below corresponds to the caption and number of the comment (which is reproduced below in italics).

Exchange Offer, page 10

1.               We note that you are registering the exchange of the Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988).  See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993).  Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

Attached hereto as Exhibit A, please find a supplemental letter from the Company to the Staff containing the requested statements and representations.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2227.

Sincerely,

/s/ Sarah B. Gabriel

Sarah B. Gabriel

cc:                                 R. James Assaf

KEMET Corporation

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EXHIBIT A

KEMET Corporation

2835 Kemet Way

Simpsonville, South Carolina 29681

July 23, 2012

Via EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Amanda Ravitz

Louis Rambo

Re:	KEMET Corporation Registration Statement on Form S-4 Filed June 26, 2012 File No. 333-182344

Ladies and Gentlemen:

Reference is made to the registration statement on Form S-4 (File No. 333-182344) (the “Registration Statement”) of KEMET Corporation (the “Issuer”), KEMET Electronics Corporation, KEMET Services Corporation, KRC Trade Corporation, The Forest Electric Company, KEMET Foil Manufacturing LLC and KEMET Blue Powder Corporation (collectively with the Issuer, the “Registrants”) registering the offer to exchange up to $125,000,000 aggregate principal amount of 10 1/2% Senior Notes due 2018 (together with the guarantees thereof, the “Exchange Notes”), for a like aggregate principal amount of outstanding 10 1/2% Senior Notes due 2018 (together with the guarantees thereof, the “Outstanding Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer.  In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal or similar communication, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff’s position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.  The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar communication to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer.

*     *     *     *     *

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If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Sarah B. Gabriel of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2227.

Sincerely,

KEMET Corporation

By:	/s/ R. James Assaf
Name:	R. James Assaf
Title:	Vice President, General Counsel and Secretary

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